STATEMENT OF INVESTMENTS

Dreyfus Basic US Mortgage Securities Fund
March 31, 2007 (Unaudited)

Bonds and Notes--108.0%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset - Backed Ctfs.--.4%				
WFS Financial Owner Trust,				
Ser. 2003-4, Cl. C	3.02	5/20/11	66,906	66,316
WFS Financial Owner Trust,				
Ser. 2004-3, Cl. C	3.60	2/17/12	358,248	353,886
				420,202
Asset-Backed Ctfs./Auto Receivables--.5%				
USAA Auto Owner Trust,				
Ser. 2004-2, Cl. A4	3.58	2/15/11	500,000	**495,722**
Asset-Backed Ctfs./Credit Cards--2.5%				
Chase Issuance Trust,				
Ser. 2007-A4, Cl A4	5.32	4/16/12	750,000 a	750,462
Chase Issuance Trust,				
Ser. 2007-A1, Cl. A1	5.34	3/15/13	1,000,000 a	1,000,962
MBNA Credit Card Master Note				
Trust, Ser. 2003-A9, Cl. A9	5.45	2/15/11	750,000 a	752,068
				2,503,492
Asset-Backed Ctfs./Home Equity Loans--3.9%				
Accredited Mortgage Loan Trust,				
Ser. 2006-1, Cl. A1	5.38	4/25/36	311,168 a	311,396
Citigroup Mortgage Loan Trust,				
Ser. 2007-AHL1, Cl. A2A	5.36	12/25/36	452,465 a	452,620
Countrywide Asset-Backed				
Certificates, Ser. 2007-4,				
Cl. M5	6.92	3/25/37	125,000	124,998
Credit-Based Asset Servicing and				
Securitization, Ser. 2007-CB2,				
Cl. A2A	5.89	2/25/37	483,207 a	483,365
Equivantage Home Equity Loan				
Trust, Ser. 1996-2, Cl. A4	8.05	6/25/27	500,451	498,943
JP Morgan Mortgage Acquisition,				
Ser. 2007-CH1, Cl. MF2	5.84	11/25/36	312,300 a	310,924
Morgan Stanley ABS Capital I,				
Ser. 2007-HE2, Cl. A2A	5.36	1/25/37	729,142 a	729,485
Nationstar Home Equity Loan Trust,				
Ser. 2007-A, Cl. AV1	5.38	3/25/37	975,043 a	975,751
				3,887,482
Commercial Mortgage Pass-Through Ctfs.--1.8%				
Bayview Commercial Asset Trust,				
Ser. 2006-SP2, Cl. A	5.60	1/25/37	474,736 a,b	474,736
Credit Suisse Mortgage Capital				
Certificates, Ser. 2007-1,				
Cl. 1A6A	5.86	2/25/37	500,000 a	502,400
J.P. Morgan Alternative Loan				
Trust, Ser. 2007-A1, Cl. 1A2A	5.38	3/25/37	860,492 a	860,492
				1,837,628
Residential Mortgage Pass-Through Ctfs.--6.0%				
Countrywide Home Loan Mortgage				
Pass-Through Trust,				
Ser. 2005-31 Cl. 2A1	5.51	1/25/36	210,431 a	209,750
Countrywide Home Loan Mortgage				

Pass-Through Trust, Ser. 2002-19, Cl. B1	5.96	11/25/32	495,540 a	494,348
First Horizon Alternative Mortgage Securities, Ser. 2004-FA1, Cl. 1A1	6.25	10/25/34	1,308,051	1,319,623
GMAC Mortgage Corp. Loan Trust, Ser. 2004-J1, Cl. M3	5.50	4/25/34	772,511	695,996
GSR Mortgage Loan Trust, Ser. 2004-12, Cl. 2A2	3.55	12/25/34	955,426 a	966,678
IndyMac Index Mortgage Loan Trust, Ser. 2006-AR25 Cl. 4A2	6.18	9/25/36	223,556 a	226,416
J.P. Morgan Alternative Loan Trust, Ser. 2006-S4, Cl. A6	5.71	12/25/36	500,000 a	505,718
J.P. Morgan Mortgage Trust, Ser. 2003-A1, Cl. 1A1	4.34	10/25/33	515,695 a	507,958
J.P. Morgan Mortgage Trust, Ser. 2005-A7 Cl. 1A2	4.99	10/25/35	275,000 a	272,566
JP Morgan Mortgage Trust, Ser. 2007-A1, Cl. 3A1	5.01	7/20/35	490,146 a	487,333
Nomura Asset Acceptance, Ser. 2005-WF1, Cl. 2A5	5.16	3/25/35	330,000 a	325,390
				6,011,776
U.S. Government Agencies/Mortgage-Backed--92.2%				
Federal Home Loan Mortgage Corp Stripped Security, Interest Only Class, Ser. 1987, Cl. PI, 7.00%, 9/15/12			36,183 c	4,085
Federal National Mortgage Association				
5.50%			2,050,000 d	2,028,844
6.00%			10,780,000 d	10,903,659
5.00%, 1/1/18 - 4/1/20			2,054,383	2,028,247
Government National Mortgage Association I				
5.50%			210,000 d	208,883
6.50%			2,500,000 d	2,564,825
5.00%, 5/15/33 - 10/15/35			7,864,879	7,663,910
5.50%, 6/15/20 - 10/15/35			22,479,279	22,384,880
6.00%, 10/15/19 - 2/15/37			3,261,752	3,310,114
6.50%, 10/15/10 - 9/15/31			24,216	24,863
7.00%, 1/15/24 - 2/15/24			62,599	65,465
7.50%, 12/15/23			9,352	9,755
8.00%, 4/15/08 - 12/15/22			213,558	225,558
8.50%, 1/15/20 - 3/15/22			29,449	31,723
9.00%, 11/15/19 - 11/15/22			12,690	13,686
9.50%, 9/15/19 - 10/15/20			8,139	8,911
Ser. 2005-34, Cl. A, 3.96%, 9/16/21			398,808	391,987
Ser. 2005-29, Cl. A, 4.02%, 7/16/27			527,375	515,030
Ser. 2005-42, Cl. A, 4.05%, 7/16/20			1,120,095	1,100,547
Ser. 2006-6, Cl. A, 4.05%, 10/16/23			692,289	679,596
Ser. 2006-5, Cl. A, 4.24%, 7/16/29			1,423,871	1,396,631
Ser. 2005-59, Cl. A, 4.39%, 5/16/23			405,261	399,604
Ser. 2005-32, Cl. B, 4.39%, 8/16/30			574,000	565,620

Ser. 2004-39, Cl. LC,		
5.50%, 12/20/29	2,904,000	2,913,850
Government National Mortgage Association II		
5.00%, 9/20/33 - 1/20/36	7,425,230	7,203,879
5.38%, 4/20/30	189,771 a	192,056
5.50%, 7/20/30 - 1/20/36	5,965,667 a	5,930,530
6.00%, 6/20/35 - 6/20/36	13,873,841	14,044,834
6.50%, 6/20/31 - 10/20/36	4,531,681	4,644,916
7.00%, 12/20/27 - 8/20/31	684,621	714,064
9.00%, 1/20/20 - 7/20/25	21,198	22,887
9.50%, 9/20/21 - 12/20/21	10,348	11,324
		92,204,764
U.S. Treasury Bonds--.4%		
4.50%, 2/15/36	400,000 e	**377,250**
U.S. Treasury Notes--.3%		
3.50%, 8/15/09	129,000 f	125,951
4.50%, 2/15/16	155,000 g	153,473
		279,424
Total Bonds and Notes		
(cost $109,065,145)		**108,017,740**

	Face Amount Covered by	
Options--.0%	Contracts ($)	Value ($)
Call Options--.0%		
3-Month Floor USD Libor-BBA		
Interest Rate, June 2009 @		
4.00	5,300,000	**10,577**
Put Options--.0%		
3-Month Capped USD Libor-BBA		
Interest Rate, January 2008		
@ 6.00	10,000,000	**33**
Total Options		
(cost $20,385)		**10,610**

	Principal	
Short-Term Investments--6.6%	Amount ($)	Value ($)
U.S. Treasury Bills		
5.10%, 4/12/07	4,650,000	4,643,583
5.11%, 4/19/07	2,000,000	1,995,280
Total Short-Term Investments		
(cost $6,637,646)		**6,638,863**

Other Investment--1.2%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $1,190,000)	1,190,000 h	**1,190,000**

Investment of Cash Collateral for		
Securities Loaned--.2%		
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Plus Fund		
(cost $157,262)	157,262 h	**157,262**

Total Investments (cost $117,070,438)	**116.0%**	**116,014,475**
Liabilities, Less Cash and Receivables	**(16.0%)**	**(16,041,028)**
Net Assets	**100.0%**	**99,973,447**

a   Variable rate security--interest rate subject to periodic change.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in
      transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2007, these
      securities amounted to $474,736 or 0.5% of net assets.

c   Notional face amount shown.

d   Purchased on a forward commitment basis.

e   Purchased on a delayed delivery basis.

f   All or partially held by a broker as collateral for open financial futures positions.

g   All or a portion of these securities are on loan. At March 31, 2007, the total market value of the fund's securities
      on loan is $153,474 and the total market value of the collateral held by the fund is $157,262.

h   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semiannual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES
March 31, 2007 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 3/31/2007 ($)
Financial Futures Long				
U.S. Treasury 5 Year Notes	73	7,723,172	June 2007	22,945
Financial Futures Short				
U.S. Treasury 10 Year Notes	24	(2,595,000)	June 2007	10,366
				33,311